Exhibit 99.1

NEWS RELEASE

PENN WEST EXPLORATION TO PARTICIPATE IN UPCOMING CONFERENCES

Calgary, September 3, 2013 - Penn West Exploration (TSX:PWT) (NYSE:PWE) is pleased to announce its participation at the Peters & Co. Limited 2013 Energy Conference in Toronto, ON. on Tuesday, September 10th, and at the Barclays CEO Energy-Power Conference in New York, NY. on Thursday, September 12th.

Dave Roberts, President and CEO is scheduled to present in Toronto on Tuesday, September 10th, 2013 at 3:30pm EDT (1:30pm MDT) and in New York on Thursday, September 12th, 2013 at 12:25pm EDT (10:25am MDT).

Upon commencement of the first scheduled presentation, Penn West will make available an updated corporate presentation which may be found on the company website at http://www.pennwest.com/investors/presentations-webcasts. We invite interested parties to visit this same link at the presentation times noted above to listen to an audio webcast of the presentation.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Clayton Paradis, Manager, Investor Relations

Phone: 403-539-6343

E-mail: clayton.paradis@pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com